SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                           FORM U-57


                          AMENDMENT TO

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



                    Entergy Transener, S.A.
               __________________________________
               (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy's subsidiary, Entergy Transener, S.A. ("Entergy Transener"), by virtue of the sale of its entire indirect ownership interest in Transener, S.A., as described below, hereby relinquishes its status as a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

     On June 11, 1997, Entergy Transener sold to National Grid Finance B.V. all of its 15% interest in the capital stock of Citilec, S.A., and thereby Entergy's entire indirect 9.75% ownership interest in Transener, S.A., a company which owns and operates an electric transmission system located in Argentina.
In conjunction with such sale, for purposes of effecting the dissolution of Entergy Transener as soon as practicable, Entergy contributed all of its interest in the shares of capital stock of Entergy Transener to Entergy's wholly-owned subsidiary, Entergy Power Development Corporation, which is a FUCO within the meaning of Section 33 of the Act.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By: /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary



Dated:    June 13, 1997